
May 7, 2020

Tanmay Kumar
Chief Financial Officer
Trebia Acquisition Corp.
41 Madison Avenue, Suite 2020
New York, NY 10010

Re: Trebia Acquisition Corp.
     Amendment No. 1 to Draft Registration Statement on Form S-1
     Submitted May 6, 2020
     CIK No. 0001805833

Dear Mr. Kumar:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 6, 2020

Principal Shareholders, page 138

1. We note disclosure here and throughout your prospectus that Cannae is not an affiliate of you or your sponsors; however, you expect that an affiliate of Cannae will have a limited partnership interest in Trasimene Trebia, L.P. and therefore an indirect beneficial ownership interest in the company through Trasimene's founder shares and private placement warrants. Please elaborate on the current and expected relationships among Cannae, its affiliate and Trasimene Trebia, L.P., including an analysis of Cannae's interest in these founder's shares and warrants through its affiliate, and what "portion" of your founder's shares and warrants owned by Trasimene Trebia L.P. may be beneficially owned by Cannae or Cannae's affiliate.

You may contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Heather Emmel